Exhibit 99.8

CONSOLIDATED BALANCE SHEETS

		As at
		September 30,	December 31,
(UNAUDITED) (Cdn$000s)	Notes	2013	2012
ASSETS
Accounts receivable		390,107	301,770
Prepaids and deposits		5,303	8,484
Derivative asset	20	5,422	19,457
Total current assets		400,832	329,711
Long-term investments	4	80,941	84,906
Derivative asset	20	27,478	42,241
Other long-term assets	5	34,009	22,232
Exploration and evaluation	6, 7	807,871	1,080,757
Property, plant and equipment	7, 8	10,923,309	10,319,868
Goodwill	9	251,919	251,919
Total assets		12,526,359	12,131,634
LIABILITIES
Accounts payable and accrued liabilities		765,720	655,191
Cash dividends payable		28,855	27,880
Derivative liability	20	85,669	15,349
Total current liabilities		880,244	698,420
Long-term debt	10	1,597,557	1,474,589
Derivative liability	20	10,305	8,483
Long-term compensation liability	18	2,502	1,931
Decommissioning liability	11	519,816	502,432
Deferred income tax		854,774	792,665
Total liabilities		3,865,198	3,478,520
SHAREHOLDERS’ EQUITY
Shareholders’ capital	12	11,926,167	11,307,470
Contributed surplus		96,390	102,755
Deficit	13	(3,403,981)	(2,755,832)
Accumulated other comprehensive income (loss)		42,585	(1,279)
Total shareholders' equity		8,661,161	8,653,114
Total liabilities and shareholders' equity		12,526,359	12,131,634

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$000s, except per share amounts)	Notes	2013	2012	2013	2012
REVENUE AND OTHER INCOME
Oil and gas sales		980,829	658,204	2,617,811	1,967,622
Royalties		(190,852)	(114,316)	(480,764)	(329,380)
Oil and gas revenue		789,977	543,888	2,137,047	1,638,242
Derivative gains (losses)	15, 20	(118,581)	(71,193)	(166,013)	176,804
Other income (loss)	16	4,944	(6,106)	(4,734)	(52,691)
		676,340	466,589	1,966,300	1,762,355
EXPENSES
Operating		123,229	115,893	380,074	300,347
Transportation		24,329	14,750	70,090	48,860
General and administrative		16,793	15,931	53,394	44,832
Interest on long-term debt		19,296	19,531	57,872	53,857
Foreign exchange (gain) loss	17	(22,318)	(24,232)	27,907	(12,365)
Share-based compensation	18	22,604	26,878	48,024	52,438
Depletion, depreciation and amortization	6, 8	376,791	330,986	1,097,236	922,904
Accretion on decommissioning liability		3,792	3,028	10,257	8,180
		564,516	502,765	1,744,854	1,419,053
Net income (loss) before tax		111,824	(36,176)	221,446	343,302

Tax expense (recovery)
Current		-	(1,345)	(5)	(1,486)
Deferred		23,945	(37,183)	62,852	58,894
Net income		87,879	2,352	158,599	285,894

Other comprehensive income (loss)
Foreign currency translation of foreign operations		(32,096)	(12,561)	43,864	(11,136)
Comprehensive income (loss)		55,783	(10,209)	202,463	274,758

Net income per share	19
Basic		0.23	0.01	0.41	0.90
Diluted		0.22	0.01	0.41	0.89

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$000s)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
December 31, 2012		11,307,470	102,755	(2,755,832)	(1,279)	8,653,114
Issued pursuant to the DRIP (1)	12	486,864				486,864
To be issued pursuant to the DRIP (1)	12	61,223				61,223
Redemption of restricted shares	12	71,009	(71,339)	6		(324)
Share issue costs, net of tax		(399)				(399)
Share-based compensation	18		65,002			65,002
Forfeit of restricted shares	18		(28)			(28)
Net income				158,599		158,599
Dividends ($2.07 per share)				(806,754)		(806,754)
Foreign currency translation adjustment					43,864	43,864
September 30, 2013		11,926,167	96,390	(3,403,981)	42,585	8,661,161

December 31, 2011		7,746,408	126,034	(2,023,751)	7,865	5,856,556
Issued for cash		1,236,908				1,236,908
Issued on capital acquisitions		919,351				919,351
Issued pursuant to the DRIP (1)		361,336				361,336
To be issued pursuant to the DRIP (1)		51,504				51,504
Redemption of restricted shares		75,746	(77,375)	8,254		6,625
Share issue costs, net of tax		(37,675)				(37,675)
Share-based compensation			66,194			66,194
Forfeit of restricted shares			805			805
Net income				285,894		285,894
Dividends ($2.07 per share)				(675,779)		(675,779)
Foreign currency translation adjustment					(11,136)	(11,136)
September 30, 2012		10,353,578	115,658	(2,405,382)	(3,271)	8,060,583

(1)	Dividend reinvestment plans

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$000s)	Notes	2013	2012	2013	2012
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income		87,879	2,352	158,599	285,894
Items not affecting cash
Other (income) loss	16	(4,944)	6,106	4,734	52,691
Deferred tax expense (recovery)		23,945	(37,183)	62,852	58,894
Share-based compensation	18	22,604	26,878	48,024	52,438
Depletion, depreciation and amortization		376,791	330,986	1,097,236	922,904
Accretion on decommissioning liability		3,792	3,028	10,257	8,180
Unrealized (gains) losses on derivatives	15, 20	66,464	74,050	100,940	(205,867)
Unrealized (gain) loss on foreign exchange	17	(22,729)	(24,445)	26,174	(13,567)
Decommissioning expenditures		(2,013)	(2,004)	(7,038)	(8,984)
Change in non-cash working capital	22	(8,980)	24,212	(36,536)	(30,238)
		542,809	403,980	1,465,242	1,122,345
INVESTING ACTIVITIES
Development capital and other expenditures		(455,867)	(320,334)	(1,256,093)	(1,040,746)
Capital acquisitions, net	7	(76,012)	(14,900)	(102,674)	(1,012,428)
Other long-term assets		(3,747)	(2,907)	(11,777)	(2,833)
Investments		-	195	-	539
Change in non-cash working capital	22	107,905	47,147	66,823	(13,239)
		(427,721)	(290,799)	(1,303,721)	(2,068,707)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		(71)	606,905	(870)	1,184,270
Increase (decrease) in long-term debt		(28,928)	(629,867)	96,493	22,870
Cash dividends		(86,856)	(90,340)	(258,667)	(262,939)
Change in non-cash working capital	22	986	104	975	2,918
		(114,869)	(113,198)	(162,069)	947,119
Impact of foreign currency on cash balances		(219)	17	548	(757)
INCREASE IN CASH		-	-	-	-
CASH AT BEGINNING OF PERIOD		-	-	-	-
CASH AT END OF PERIOD		-	-	-	-

See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes recovered	266	1,239	245	1,647
Cash interest paid	(16,595)	(16,990)	(53,543)	(50,874)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2013 (UNAUDITED)

1.	STRUCTURE OF THE BUSINESS

The principal undertakings of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.

Crescent Point is the ultimate parent company and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2800, 111 - 5th Ave S.W., Calgary, Alberta, Canada, T2P 3Y6.

These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on November 6, 2013.

2.	BASIS OF PREPARATION

These interim consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2012 except as described in Note 3. The disclosures provided below are incremental to those included with the annual consolidated financial statements. Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2012.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of November 6, 2013, the date the Board of Directors approved the statements.

The Company's presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States dollars. Crescent Point's operations are aggregated into one reportable segment based on the similarities between the Company's Canadian and U.S. operations.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2013, the Company adopted the following IFRS:

•
IFRS 7 Financial Instruments: Disclosures - IFRS 7 was amended to provide more extensive quantitative disclosures for financial instruments that are offset in the statement of financial position or that are subject to enforceable master netting or similar agreements. The additional disclosures can be found in Note 20. The application of the amendment had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRS 10 Consolidated Financial Statements - IFRS 10 provides guidance to determine whether an investee should be consolidated. The guidance applies to all investees, including special purpose entities. The Company reviewed its consolidation methodology and determined that the adoption of IFRS 10 did not result in a change to the consolidation status of its subsidiaries.

•
IFRS 11 Joint Arrangements - IFRS 11 presents a new model for determining whether an entity should account for joint arrangements using proportionate consolidation or the equity method. An entity will have to follow the substance rather than legal form of a joint arrangement and will no longer have a choice of accounting method. The Company reviewed its joint arrangements and determined that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangements. The Company's share of the assets, liabilities, revenues and expenses are recognized in the interim consolidated financial statements.

•
IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 aggregates and amends disclosure requirements included within other standards. The standard requires an entity to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. The application of IFRS 12 had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRS 13 Fair Value Measurement - IFRS 13 provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Effective January 1, 2014, the Company will adopt the following IFRS:

•
IAS 36 Impairment of Assets - IAS 36 was amended in May 2013 to require an entity to disclose the recoverable amount of an impaired Cash Generating Unit. The amendments require retrospective application and will be adopted by the Company on January 1, 2014. The Company is currently evaluating the impact of the amendments on the Company's consolidated financial statements.

4.	LONG-TERM INVESTMENTS

($000s)	September 30, 2013	December 31, 2012
Investments in public companies, beginning of period	28,314	101,657
Acquisitions and dispositions, net	-	(2,539)
Unrealized loss recognized in other income (loss)	(3,087)	(70,804)
Investments in public companies, end of period	25,227	28,314

Investments in private companies, beginning of period	56,592	50,260
Acquisitions and dispositions, net	-	25,000
Unrealized loss recognized in other income (loss)	(878)	(18,668)
Investments in private companies, end of period	55,714	56,592

Long-term investments, end of period	80,941	84,906

a)	Public Companies

The Company holds common shares and common share purchase warrants in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At September 30, 2013, the investments are recorded at a fair value of $25.2 million which is $78.7 million less than the original cost of the investments. At December 31, 2012, the investments were recorded at a fair value of $28.3 million which was $75.6 million less than the original cost of the investments.

b)	Private Companies

The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At September 30, 2013, the investments are recorded at a fair value of $55.7 million which is $11.3 million less than the original cost of the investments. At December 31, 2012, the investments were recorded at a fair value of $56.6 million which was $10.4 million less than the original cost of the investments.

5.	OTHER LONG-TERM ASSETS

($000s)	September 30, 2013	December 31, 2012
Reclamation fund	22,232	10,455
Other receivables	11,777	11,777
Other long-term assets	34,009	22,232

a)	Reclamation fund

The following table reconciles the reclamation fund:

($000s)	September 30, 2013	December 31, 2012
Balance, beginning of period	10,455	7,816
Contributions	22,513	18,079
Expenditures	(10,736)	(15,440)
Balance, end of period	22,232	10,455

b)	Other receivables

At September 30, 2013, the Company had investment tax credits of $11.8 million (December 31, 2012 - $11.8 million).

6.	EXPLORATION AND EVALUATION ASSETS

($000s)	September 30, 2013	December 31, 2012
Exploration and evaluation assets at cost	1,638,350	1,700,442
Accumulated amortization	(830,479)	(619,685)
Net carrying amount	807,871	1,080,757

Reconciliation of movements during the period
Cost, beginning of period	1,700,442	1,242,573
Accumulated amortization, beginning of period	(619,685)	(376,210)
Net carrying amount, beginning of period	1,080,757	866,363

Net carrying amount, beginning of period	1,080,757	866,363
Acquisitions through business combinations, net	426	414,255
Additions	346,232	583,791
Dispositions	(1,773)	(1,239)
Transfers to property, plant and equipment	(419,506)	(530,835)
Amortization	(208,549)	(247,883)
Foreign exchange	10,284	(3,695)
Net carrying amount, end of period	807,871	1,080,757

Exploration and evaluation (“E&E”) assets consist of the Company's undeveloped land and exploration projects which are pending the determination of technical feasibility. Additions represent the Company's share of the cost of E&E assets. At September 30, 2013, $807.9 million remains in E&E assets after $419.5 million was transferred to property, plant and equipment (“PP&E”) following the determination of technical feasibility during the nine months ended September 30, 2013 (year ended December 31, 2012 - $1.1 billion and $530.8 million, respectively).

Impairment test of exploration and evaluation assets

There were no indicators of impairment at September 30, 2013 and December 31, 2012.

7.	CAPITAL ACQUISITIONS AND DISPOSITIONS

In the nine months ended September 30, 2013, the Company incurred $5.7 million (September 30, 2012 - $9.9 million) of transaction costs related to business combinations that are recorded as general and administrative expenses.

Minor Property Acquisitions and Dispositions

Crescent Point completed minor property acquisitions and dispositions during the nine months ended September 30, 2013 for net consideration of $98.2 million ($101.0 million was allocated to PP&E and E&E assets). These minor property acquisitions and dispositions were completed with full tax pools.

8.	PROPERTY, PLANT AND EQUIPMENT

($000s)	September 30, 2013	December 31, 2012
Development and production assets	14,228,054	12,740,337
Corporate assets	25,517	22,843
Property, plant and equipment at cost	14,253,571	12,763,180
Accumulated depletion, depreciation and impairment	(3,330,262)	(2,443,312)
Net carrying amount	10,923,309	10,319,868

Reconciliation of movements during the period

Development and production assets
Cost, beginning of period	12,740,337	8,409,567
Accumulated depletion and impairment, beginning of period	(2,431,102)	(1,244,709)
Net carrying amount, beginning of period	10,309,235	7,164,858

Net carrying amount, beginning of period	10,309,235	7,164,858
Acquisitions through business combinations, net	104,720	2,838,778
Additions	935,386	1,008,973
Dispositions	(2,402)	(36,243)
Transfers from exploration and evaluation assets	419,506	530,835
Depletion	(885,950)	(1,004,321)
Impairment	-	(189,074)
Foreign exchange	32,246	(4,571)
Net carrying amount, end of period	10,912,741	10,309,235

Cost, end of period	14,228,054	12,740,337
Accumulated depletion and impairment, end of period	(3,315,313)	(2,431,102)
Net carrying amount, end of period	10,912,741	10,309,235

Corporate assets
Cost, beginning of period	22,843	17,109
Accumulated depreciation, beginning of period	(12,210)	(9,506)
Net carrying amount, beginning of period	10,633	7,603

Net carrying amount, beginning of period	10,633	7,603
Additions	2,662	5,740
Depreciation	(2,737)	(2,704)
Foreign exchange	10	(6)
Net carrying amount, end of period	10,568	10,633

Cost, end of period	25,517	22,843
Accumulated depreciation, end of period	(14,949)	(12,210)
Net carrying amount, end of period	10,568	10,633

At September 30, 2013, future development costs of $5.8 billion (December 31, 2012 - $5.7 billion) are included in costs subject to depletion.

Direct general and administrative costs capitalized by the Company during the nine months ended September 30, 2013 were $31.9 million (year ended December 31, 2012 - $32.0 million), including $17.5 million of share-based compensation costs (year ended December 31, 2012 - $17.7 million).

Impairment test of property, plant and equipment

There were no indicators of impairment at September 30, 2013.

9.	GOODWILL

($000s)	September 30, 2013	December 31, 2012
Goodwill, beginning of period	251,919	207,672
Wild Stream Exploration Inc. acquisition	-	24,022
Reliable Energy Ltd. acquisition	-	20,225
Goodwill, end of period	251,919	251,919

Goodwill has been assigned to the Canadian operating segment.

10.	LONG-TERM DEBT

The following table reconciles long-term debt:

($000s)	September 30, 2013	December 31, 2012
Bank credit facilities	444,541	653,123
Senior guaranteed notes	1,153,016	821,466
Long-term debt	1,597,557	1,474,589

a)	Bank Credit Facilities

The Company has a syndicated unsecured credit facility with fourteen banks and an operating credit facility with one Canadian chartered bank, for a total amount available under the combined facilities of $2.1 billion.

The credit facilities bear interest at the prime rate plus a margin based on a sliding scale ratio of the Company's debt to EBITDA, adjusted for certain non-cash items. The syndicated unsecured credit facility constitutes a revolving credit facility for a three year term which is extendible annually; the current maturity date is June 10, 2016. The operating credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period, subject to a one year term out period should the lender not agree to an annual extension; the current conversion date is June 6, 2014. The combined credit facilities have covenants which restrict the Company's ratio of debt to EBITDA, adjusted for certain non-cash items, to a maximum of 3.0:1.0 and the ratio of debt to capital, adjusted for certain non-cash items, to a maximum of 0.5:1.0. The Company is in compliance with all debt covenants at September 30, 2013.

The Company has letters of credit in the amount of $3.9 million outstanding at September 30, 2013.

The Company manages its credit facilities through a combination of bankers' acceptance loans and interest rate swaps.

b)	Senior Guaranteed Notes

The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$983.0 million and Cdn$142.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates and carrying amounts of the Company's outstanding senior guaranteed notes are detailed below:

Principal ($000s)	Maturity Date	Coupon Rate	Interest Payment Dates	September 30, 2013	December 31, 2012
Cdn$50,000	March 24, 2015	4.92%	September 24 and March 24	50,000	50,000
US$37,500	March 24, 2015	4.71%	September 24 and March 24	38,569	37,309
US$52,000	April 14, 2016	3.93%	October 14 and April 14	53,482	51,735
US$67,500	March 24, 2017	5.48%	September 24 and March 24	69,424	67,156
US$31,000	April 14, 2018	4.58%	October 14 and April 14	31,883	30,842
US$20,000	June 12, 2018	2.65%	December 12 and June 12	20,570	-
Cdn$7,000	May 22, 2019	4.29%	November 22 and May 22	7,000	7,000
US$68,000	May 22, 2019	3.39%	November 22 and May 22	69,938	67,653
US$155,000	March 24, 2020	6.03%	September 24 and March 24	159,418	154,209
Cdn$50,000	April 14, 2021	5.53%	October 14 and April 14	50,000	50,000
US$82,000	April 14, 2021	5.13%	October 14 and April 14	84,337	81,582
Cdn$25,000	May 22, 2022	4.76%	November 22 and May 22	25,000	25,000
US$200,000	May 22, 2022	4.00%	November 22 and May 22	205,700	198,980
Cdn$10,000	June 12, 2023	4.11%	December 12 and June 12	10,000	-
US$270,000	June 12, 2023	3.78%	December 12 and June 12	277,695	-
Senior guaranteed notes				1,153,016	821,466

Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into cross currency interest rate swaps (''CCIRS'') with a syndicate of financial institutions. To manage the Company's foreign exchange risk, the CCIRS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million. See additional information in Note 20 - “Financial Instruments and Derivatives”.

11.	DECOMMISSIONING LIABILITY

Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated future cash flows have been discounted using an average risk-free rate of 3 percent and an inflation rate of 2 percent (December 31, 2012 - 2.5 percent and 2 percent, respectively).

The following table reconciles the decommissioning liability:

($000s)	September 30, 2013	December 31, 2012
Decommissioning liability, beginning of period	502,432	379,616
Liabilities incurred	19,711	18,919
Liabilities acquired through capital acquisitions	3,554	66,684
Liabilities disposed through capital dispositions	(741)	(9,497)
Liabilities settled	(7,038)	(12,096)
Revaluation of acquired decommissioning liabilities (1)	2,812	57,251
Change in estimated future costs	19,092	(9,690)
Change in discount rate	(30,263)	-
Accretion expense	10,257	11,245
Decommissioning liability, end of period	519,816	502,432

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate.  At the date of acquisition, acquired decommissioning liabilities are fair valued.

12.	SHAREHOLDERS’ CAPITAL

Crescent Point has an unlimited number of common shares authorized for issuance.

	September 30, 2013		December 31, 2012
	Number of shares	Amount ($000s)	Number of shares	Amount ($000s)
Common shares, beginning of period	376,340,998	11,498,163	288,952,171	7,875,276
Issued for cash	-	-	48,784,500	2,036,908
Issued on capital acquisitions	-	-	21,311,081	919,351
Issued on redemption of restricted shares (1)	1,750,668	71,009	2,150,033	84,380
Issued pursuant to the dividend reinvestment plans	13,550,293	486,864	13,504,479	523,946
Common shares, end of period	391,641,959	12,056,036	374,702,264	11,439,861
Cumulative share issue costs, net of tax	-	(191,092)	-	(190,693)
To be issued pursuant to the dividend reinvestment plans	1,676,138	61,223	1,638,734	58,302
Total shareholders’ capital, end of period	393,318,097	11,926,167	376,340,998	11,307,470

(1)	The amount of shares issued on redemption of restricted shares is net of any employee withholding taxes.

13.	DEFICIT

($000s)	September 30, 2013	December 31, 2012
Accumulated earnings	1,068,072	909,473
Accumulated tax effect on redemption of restricted shares	8,672	8,666
Accumulated dividends	(4,480,725)	(3,673,971)
Deficit	(3,403,981)	(2,755,832)

14.	CAPITAL MANAGEMENT

The Company’s capital structure is comprised of shareholders’ equity, long-term debt and working capital. The balance of each of these items is as follows:

($000s)	September 30, 2013	December 31, 2012
Long-term debt	1,597,557	1,474,589
Working capital deficiency (1)	318,224	287,911
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(28,350)	(2,176)
Net debt	1,887,431	1,760,324
Shareholders’ equity	8,661,161	8,653,114
Total capitalization	10,548,592	10,413,438

(1)	Working capital deficiency is calculated as current liabilities less current assets, less long-term investments, excluding derivative asset and liability.

Crescent Point's objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, stability to dividends and to position the Company for future development of the business. Ultimately, Crescent Point strives to maximize long-term stakeholder value by ensuring the Company has the financing capacity to fund projects that are expected to add value to stakeholders and distribute any excess cash that is not required for financing projects.

Crescent Point manages and monitors its capital structure and short-term financing requirements using a non-GAAP measure, the ratio of net debt to funds flow from operations. Net debt is calculated as current liabilities plus long-term debt less current assets, less long-term investments, excluding derivative asset, derivative liability and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Crescent Point's objective is to maintain a net debt to funds flow from operations ratio of approximately 1.0 times. This metric is used to measure the Company's overall debt position and measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to funds flow from operations ratio at September 30, 2013 was 1.0 times (December 31, 2012 - 1.1 times). The funds flow from operations only reflects funds flow from operations generated on acquired properties since the closing date of the acquisitions.

Crescent Point strives to provide stability to its dividends over time by managing risks associated with the oil and gas industry. To accomplish this, the Company maintains a conservative balance sheet with significant unutilized lines of credit, manages its exposure to fluctuating interest rates and foreign exchange rates on its long-term debt, and actively hedges commodity prices using a 3½ year risk management program by hedging up to 65 percent, unless otherwise approved by the Board of Directors, of after royalty volumes using a portfolio of swaps, collars and put option instruments and up to 35 percent of after royalty volumes using a combination of financial derivatives and fixed differential physical contracts to manage price differentials.

Crescent Point is subject to certain financial covenants on its credit facility and senior guaranteed notes agreements and is in compliance with all financial covenants as at September 30, 2013.

15.	DERIVATIVE GAINS (LOSSES)

	Three months ended September 30		Nine months ended September 30
($000s)	2013	2012	2013	2012
Realized gains (losses)	(52,117)	2,857	(65,073)	(29,063)
Unrealized gains (losses)	(66,464)	(74,050)	(100,940)	205,867
Derivative gains (losses)	(118,581)	(71,193)	(166,013)	176,804

16.	OTHER INCOME (LOSS)

	Three months ended September 30		Nine months ended September 30
($000s)	2013	2012	2013	2012
Unrealized gain (loss) on long-term investments	4,944	(7,524)	(3,965)	(81,832)
Gain on the sale of marketable securities	-	-	-	2
Gain (loss) on sale of long-term investments	-	(2)	-	470
Gain on disposition of assets	-	1,420	-	28,669
Other loss	-	-	(769)	-
Other income (loss)	4,944	(6,106)	(4,734)	(52,691)

17.	FOREIGN EXCHANGE GAIN (LOSS)

	Three months ended September 30		Nine months ended September 30
($000s)	2013	2012	2013	2012
Realized
Foreign exchange loss on cross currency interest rate swaps	(321)	(832)	(2,379)	(2,143)
Other foreign exchange gain	85	251	1,099	506
Unrealized
Foreign exchange gain (loss) on translation of US dollar senior guaranteed notes	22,729	24,445	(26,174)	13,567
Other foreign exchange gain (loss)	(175)	368	(453)	435
Foreign exchange gain (loss)	22,318	24,232	(27,907)	12,365

18.	SHARE-BASED COMPENSATION

Restricted Share Bonus Plan

The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.

Restricted shareholders are eligible for monthly dividends on their restricted shares, immediately upon grant.

Deferred Share Unit Plan

The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price.

The following table reconciles the number of restricted shares and DSUs for the nine months ended September 30, 2013:

	Restricted Shares	Deferred Share Units
Balance, beginning of period	3,366,492	51,318
Granted	1,206,090	13,324
Redeemed	(1,759,663)	-
Forfeited	(117,857)	-
Balance, end of period	2,695,062	64,642

For the nine months ended September 30, 2013, the Company calculated total share-based compensation, net of estimated forfeitures and forfeiture true-ups, of $65.5 million (September 30, 2012 - $67.0 million), of which $17.5 million was capitalized (September 30, 2012 - $14.6 million).

19.	PER SHARE AMOUNTS

The following table summarizes the weighted average shares used in calculating net income per share:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Weighted average shares – basic	389,117,976	338,149,394	383,705,198	318,725,288
Dilutive impact of restricted shares	1,488,687	2,334,021	1,464,444	2,406,302
Weighted average shares – diluted	390,606,663	340,483,415	385,169,642	321,131,590

20.	FINANCIAL INSTRUMENTS AND DERIVATIVES

The Company's financial assets and liabilities are comprised of accounts receivable, long-term investments, reclamation fund, derivative assets and liabilities, accounts payable and accrued liabilities, cash dividends payable and long-term debt.

Crescent Point's derivative assets and liabilities are transacted in active markets. Crescent Point's long-term investments are transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 -Values are based on prices or valuation techniques that are not based on observable market data.

Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used, whether the applicable company is publicly traded or private, and whether the investment is comprised of common shares or common share purchase warrants. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Crescent Point's valuation of investments in private companies is based primarily on recent trading activity in the relevant company's common shares. Crescent Point validates these valuations using a variety of peer comparison metrics and industry data. The Company's finance department is responsible for performing the valuation of financial instruments, including the calculation of Level 3 fair values. Refer to Note 4 for changes in the Company's Level 3 investments.

Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:

a) Carrying Amount and Fair Value of Financial Instruments

The fair value of accounts receivable, reclamation fund, accounts payable and accrued liabilities and cash dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.

The following table summarizes the recurring fair value measurement information for financial assets and liabilities as of September 30, 2013:

	September 30, 2013 Carrying Value	September 30, 2013 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	32,900	32,900	-	32,900	-
Long-term investments (1)	80,941	80,941	25,227	-	55,714
	113,841	113,841	25,227	32,900	55,714
Financial liabilities
Derivatives	95,974	95,974	-	95,974	-
Senior guaranteed notes (2)	1,153,016	1,192,892	-	-	-
	1,248,990	1,288,866	-	95,974	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

The following table summarizes the recurring fair value measurement information for financial assets and liabilities as of December 31, 2012:

	December 31, 2012 Carrying Value	December 31, 2012 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	61,698	61,698	-	61,698	-
Long-term investments (1)	84,906	84,906	28,241	73	56,592
	146,604	146,604	28,241	61,771	56,592
Financial liabilities
Derivatives	23,832	23,832	-	23,832	-
Senior guaranteed notes (2)	821,466	894,756	-	-	-
	845,298	918,588	-	23,832	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

Investment in marketable securities

In March 2012, the Company disposed of its investment in marketable securities for proceeds of $0.6 million, resulting in a realized gain of less than $0.1 million recognized in net income.

Derivative assets and liabilities

Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.

The following table summarizes the fair value as at September 30, 2013 and the change in fair value for the nine months ended September 30, 2013:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of period	43,337	(8,518)	2,840	207	37,866
Unrealized change in fair value	(114,710)	1,314	12,491	(35)	(100,940)
Derivative assets / (liabilities), end of period	(71,373)	(7,204)	15,331	172	(63,074)

Derivative assets, end of period	10,365	-	22,363	172	32,900
Derivative liabilities, end of period	(81,738)	(7,204)	(7,032)	-	(95,974)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.

The following table summarizes the fair value as at December 31, 2012 and the change in fair value for the year ended December 31, 2012:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of year	(131,256)	(15,575)	(582)	21	(147,392)
Acquired through capital acquisitions	(466)	-	-	-	(466)
Unrealized change in fair value	175,059	7,057	3,422	186	185,724
Derivative assets / (liabilities), end of year	43,337	(8,518)	2,840	207	37,866

Derivative assets, end of year	52,430	-	9,059	209	61,698
Derivative liabilities, end of year	(9,093)	(8,518)	(6,219)	(2)	(23,832)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.

Offsetting Financial Assets and Liabilities

Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at September 30, 2013 and December 31, 2012:

	September 30, 2013			December 31, 2012
($000s)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	48,015	(111,089)	(63,074)	76,192	(38,326)	37,866
Amount offset	(15,115)	15,115	-	(14,494)	14,494	-
Net amount	32,900	(95,974)	(63,074)	61,698	(23,832)	37,866

b)	Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.

Market Risk

Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk as discussed below.

Commodity Price Risk

The Company is exposed to commodity price risk on crude oil and natural gas revenues as well as power on electricity consumption. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

Crude oil - To partially mitigate exposure to crude oil commodity price risk, the Company enters into option contracts and swaps, which manage the Cdn$ WTI price fluctuations. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis. As at September 30, 2013, Crescent Point had committed, on a term contract basis, to deliver an average of 15,550 bbl/d of crude oil on railways from October 2013 to June 2014.

Natural gas - To partially mitigate exposure to natural gas commodity price risk, the Company enters into AECO natural gas swaps, which manage the AECO natural gas price fluctuations.

Power - To partially mitigate exposure to electricity price changes, the Company may enter into swaps or fixed price physical delivery contracts which fix the power price.

The following table summarizes the sensitivity of the fair value of the Company's derivative positions as at September 30, 2013 and September 30, 2012 to fluctuations in commodity prices or differentials, with all other variables held constant. When assessing the potential impact of these commodity price or differential changes, the Company believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices or differentials potentially could have resulted in unrealized gains (losses) impacting income before tax as follows:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Three and nine months ended September 30, 2013		Three and nine months ended September 30, 2012
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(325,394)	327,135	(237,286)	240,137
Natural gas	(4,210)	4,210	(1,612)	1,612
Power	188	(188)	304	(304)
Differential
Crude oil	64	(64)	-	-

Interest Rate Risk

The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in the prime interest rate. For the three and nine months ended September 30, 2013, a one percent increase or decrease in the interest rate on floating rate debt would have amounted to a $0.6 million and $1.8 million, respectively, impact on income before tax.

The Company partially mitigates its exposure to interest rate changes by entering into interest rate swap transactions. The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the applicable forward interest rates as at September 30, 2013 and September 30, 2012 with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Three and nine months ended September 30, 2013		Three and nine months ended September 30, 2012
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	425	(425)	851	(851)

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. As the Company operates in North America, fluctuations in the exchange rate between the US/Canadian dollars can have a significant effect on reported results. The Company is exposed to foreign exchange risk in relation to its US dollar denominated senior guaranteed notes, investment in U.S. subsidiaries and in relation to its crude oil sales.

Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

The Company can partially mitigate its exposure to foreign exchange rate changes by entering into US dollar swaps. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.

The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the period end and applicable forward foreign exchange rates at September 30, 2013 and September 30, 2012 with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Exchange Rate	Three and nine months ended September 30, 2013		Three and nine months ended September 30, 2012
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar swaps	Forward	(618)	618	(3,118)	3,118
US dollar senior guaranteed notes	Period End	101,102	(101,102)	68,170	(68,170)
Cross currency interest rate swaps	Forward	(111,592)	111,592	(76,639)	76,639
Cross currency principal swaps	Forward	(3,169)	3,169	(2,340)	2,340

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Company monitors the creditworthiness and concentration of credit with customers of its physical oil and gas sales. The Company is authorized to transact derivative contracts with counterparties rated A (or equivalent) or better, based on the lowest rating of the three ratings providers. Should one of the Company's financial counterparties be downgraded below the A rating limit, the Chief Financial Officer will advise the Audit Committee and provide recommendations to minimize the Company's credit risk to that counterparty. The maximum credit exposure associated with accounts receivable is the total carrying amount and the maximum exposure associated with the derivative instruments approximates their fair value.

To further mitigate credit risk associated with its physical sales portfolio, Crescent Point has secured credit insurance from a global credit insurance provider. This policy provides credit coverage for approximately 30 percent of the Company's physical sales portfolio. Crescent Point believes this insurance policy is a prudent component of its formal credit policies and procedures.

Less than 2 percent of the Company's accounts receivable balance at September 30, 2013 is outstanding for more than 90 days and the Company considers the entire balance to be collectible.

Liquidity Risk

The timing of undiscounted cash outflows relating to the financial liabilities outstanding at September 30, 2013 is outlined in the table below:

($000s)	1 year	2 years	3 years	> 3 years	Total
Accounts payable and accrued liabilities	765,720	-	-	-	765,720
Cash dividends payable	28,855	-	-	-	28,855
Derivative liabilities (1)	85,050	10,169	36	-	95,255
Senior guaranteed notes (2)	56,094	142,147	101,753	1,197,078	1,497,072
Bank credit facilities (3)	-	-	444,541	-	444,541

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCIRS and cross currency principal swaps.

(2)	These amounts include the notional principal and interest payments pursuant to the CCIRS and cross currency principal swaps, which fix the amounts due in Canadian dollars.

(3)	These amounts exclude interest payable on amounts drawn on the bank credit facilities.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 14, Crescent Point targets an average net debt to funds flow from operations ratio of approximately 1.0 times.

In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through capital markets and banks. At September 30, 2013, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.6 billion, including $3.9 million letters of credit drawn on the facility. Crescent Point believes it has sufficient funding to meet its foreseeable spending requirements.

Included in the Company's bank credit facilities balance of $444.5 million at September 30, 2013 (December 31, 2012 - $653.1 million) are obligations of $380.0 million (December 31, 2012 - $400.0 million) of bankers' acceptances, obligations of $68.1 million (December 31, 2012 - $257.3 million) for borrowings under the operating and syndicated prime loans, partially offset by prepaid credit facility renewal fees of $2.5 million (December 31, 2012 - $3.2 million) and prepaid interest on bankers' acceptances of $1.1 million (December 31, 2012 - $1.0 million). These amounts are fully supported and management expects that they will continue to be supported by revolving credit facilities that have no repayment requirements until maturity, other than interest.

c)	Derivative Contracts

The Company enters into fixed price oil, gas, power, foreign currency, interest rate, cross currency interest rate, cross currency principal and crude oil differential contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.

The following is a summary of the derivative contracts in place as at September 30, 2013:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Average Swap Price ($/bbl)	Average Collar Sold Call Price ($/bbl)	Average Collar Bought Put Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Put Premium ($/bbl)
2013 October – December	62,800	95.74	101.56	86.36	97.12	4.29
2014	54,727	96.37	102.79	88.08	98.06	4.84
2015	26,750	92.35	97.60	87.41	-	-
2016	15,749	90.37	-	-	-	-

(1)               The volumes and prices reported are the weighted average volumes and prices for the period.

Financial WTI Crude Oil Differential Derivative Contracts – Canadian Dollar
Term	Volume (bbls/d)	Contract	Basis	Fixed Differential ($/bbl)
2013 October – December	500	Basis Swap	MSW	(7.00)

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2013 October – December	16,337	3.56
2014	14,493	3.54
2015	13,332	3.55
2016 January – October	5,790	3.67

(1)               The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Power Derivative Contracts – Canadian Dollar		Volume (MW/h)	Fixed Rate ($/MW/h)
Term	Contract
2013 October – December	Swap	3.0	53.00
2014	Swap	3.0	75.00

Foreign Exchange Forward Contracts
Settlement Date	Contract	Amount (US$)	Cdn$/US$
October 1, 2013	Forward Purchase	6,000,000	1.0020

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($)	Fixed Annual Rate (%)
Term	Contract
October 2013 – May 2015	Swap	25,000,000	2.90
October 2013 – May 2015	Swap	25,000,000	3.50
October 2013 – May 2015	Swap	50,000,000	3.09
October 2013 – June 2015	Swap	50,000,000	3.78
October 2013 – July 2015	Swap	50,000,000	3.63

Financial Cross Currency Interest Rate Derivative Contracts
Term	Contract	Receive Notional Principal (US$)	Fixed Annual Rate (US%)	Pay Notional Principal (Cdn$)	Fixed Annual Rate (Cdn%)
October 2013 – March 2015	Swap	37,500,000	4.71	38,287,500	5.24
October 2013 – April 2016	Swap	52,000,000	3.93	50,128,000	4.84
October 2013 – March 2017	Swap	67,500,000	5.48	68,917,500	5.89
October 2013 – April 2018	Swap	31,000,000	4.58	29,884,000	5.32
October 2013 – June 2018	Swap	20,000,000	2.65	20,350,000	3.52
October 2013 – May 2019	Swap	68,000,000	3.39	66,742,000	4.53
October 2013 – March 2020	Swap	155,000,000	6.03	158,255,000	6.45
October 2013 – April 2021	Swap	82,000,000	5.13	79,048,000	5.83
October 2013 – May 2022	Swap	170,000,000	4.00	166,855,000	5.03
October 2013 – June 2023	Swap	270,000,000	3.78	274,725,000	4.32

Financial Cross Currency Principal Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$)	Pay Notional Principal (Cdn$)
May 22, 2022	Swap	30,000,000	32,241,000

Concurrent with the issuance of US$953.0 million senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $953.2 million. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

21.	RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amount.

During the three and nine months ended September 30, 2013, Crescent Point recorded $0.1 million and $0.6 million, respectively, (September 30, 2012 - $0.9 million and $1.9 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is the Company's corporate secretary. Crescent Point also recorded less than $0.1 million and $0.3 million during the three and nine months, respectively, ended September 30, 2013, (September 30, 2012 - $0.1 million and $0.4 million, respectively) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

22.	SUPPLEMENTAL DISCLOSURES

Cash Flow Statement Presentation

	Three months ended September 30		Nine months ended September 30
($000s)	2013	2012	2013	2012
Operating activities
Changes in non-cash working capital:
Accounts receivable	(55,680)	4,492	(105,061)	62,365
Prepaids and deposits	1,662	(1,839)	3,204	(1,686)
Accounts payable and accrued liabilities	45,038	21,559	65,321	(90,917)
	(8,980)	24,212	(36,536)	(30,238)
Investing activities
Changes in non-cash working capital:
Accounts receivable	1,854	(10,192)	18,201	2,043
Accounts payable and accrued liabilities	106,051	57,339	48,622	(15,282)
	107,905	47,147	66,823	(13,239)
Financing activities
Changes in non-cash working capital:
Cash dividends payable	986	104	975	2,918

23.	GEOGRAPHICAL DISCLOSURE

As at September 30, 2013, Crescent Point's non-current assets related to the U.S. foreign operations is $1.5 billion (December 31, 2012 - $1.3 billion). For the three and nine months ended September 30, 2013, Crescent Point's oil and gas revenue related to the U.S. foreign operations is $105.1 million and $250.7 million, respectively (September 30, 2012 - $14.8 million and $31.6 million, respectively).

Directors

Peter Bannister, Chairman (1) (3) (4)

Ken Cugnet (3) (4) (5)

Hugh Gillard (1) (2) (5)

Gerald Romanzin (1) (2) (3)

Scott Saxberg (4)

Greg Turnbull (2) (5)

(1)  Member of the Audit Committee of the Board of Directors

(2)  Member of the Compensation Committee of the Board of Directors

(3)  Member of the Reserves Committee of the Board of Directors

(4)  Member of the Health, Safety and Environment Committee of the Board of Directors

(5)  Member of the Corporate Governance and Nominating Committee

Officers

Scott Saxberg
President and Chief Executive Officer

Greg Tisdale
Chief Financial Officer

C. Neil Smith
Chief Operating Officer

Brad Borggard
Vice President, Corporate Planning

Derek Christie
Vice President, Exploration and Geosciences

Ryan Gritzfeldt
Vice President, Engineering East

Ken Lamont
Vice President, Finance and Treasurer

Tamara MacDonald
Vice President, Land

Trent Stangl
Vice President, Marketing and Investor Relations

Steve Toews
Vice President, Engineering West

Mark Eade
Corporate Secretary

Head Office
Suite 2800, 111 - 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020

Banker

The Bank of Nova Scotia
Calgary, Alberta

Auditor

PricewaterhouseCoopers LLP
Calgary, Alberta

Legal Counsel

Norton Rose Fulbright Canada LLP
Calgary, Alberta

Evaluation Engineers

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Ltd.
Calgary, Alberta

Registrar and Transfer Agent

Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:

Olympia Trust Company
2300, 125 - 9th Avenue S.E.
Calgary, Alberta T2G 0P6
Tel: (403) 261-0900

Stock Exchange

Toronto Stock Exchange - TSX

Stock Symbol

CPG

Investor Contacts

Scott Saxberg
President and Chief Executive Officer
(403) 693-0020

Greg Tisdale
Chief Financial Officer
(403) 693-0020

Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020